UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                 LEUKOSITE, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                                 $.01 PAR VALUE
                         (Title of Class of Securities)


                                   52728R 10 2
                                 (CUSIP Number)

                                 Kevin S. Moore
                                 Vice President
                            Eighth Floor Corporation
                                   Ninth Floor
                                 30 Wall Street
                            New York, New York 10005
                            Tel. No.: (212) 269-1833

                                 With a copy to:

                          William M. Evarts, Jr., Esq.
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                          New York, New York 10004-1490
                                 (212) 858-1201
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 August 20, 1997
                          (Date of Event which Requires
                            Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]



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                                  SCHEDULE 13D

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CUSIP NO. 52728R 10 2                                         Page 2 of 8 Pages

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  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          I.S. Partners, L.P.
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  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)   |_|
                                                                       (b)   |_|
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  3  SEC USE ONLY
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  4  SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                            |_|
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------

 NUMBER OF SHARES           7  SOLE VOTING POWER
BENEFICIALLY OWNED                  736,873
 BY EACH REPORTING        -----------------------------------------------------
    PERSON WITH             8  SHARED VOTING POWER
                                     0
                          ------------------------------------------------------
                            9  SOLE DISPOSITIVE POWER
                                     736,873
                          ------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                                     0
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          736,873 shares
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.1%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

     This Statement relates to shares of Common Stock, $.01 par value per share (the "Common Stock") of Leukosite, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 215 First Street, Cambridge, MA 02142.

Item 2. Identity and Background.

     (a) - (c) This Statement is being filed by I.S. Partners, Inc. (the "Reporting Person").

     The Reporting Person is a New York limited partnership whose principal business is to acquire, hold, manage, trade, sell, exchange, dispose of and otherwise profit from investments for its own account and to engage in other lawful activities incidental thereto as the General Partner (as defined herein) shall determine from time to time. The business address of the Reporting Person is Ninth Floor, 30 Wall Street, New York, New York 10005.

     The name, business address, present principal occupation or employment of the general partner (the "General Partner") of the Reporting Person and each person controlling such General Partner (the "Shareholder") are set forth in
Schedule I hereto,  which is incorporated herein by reference.

     (d) - (e) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, the General Partner nor the Shareholder has (A) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining

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future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the persons listed in this Item 2 or Schedule I hereto is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

                  On November 5, 1993, the Reporting Person purchased 1,250,000 shares of the Company's Series A Convertible Preferred Stock ("Series A"). On June 9, 1994, the Reporting Person purchased an additional 1,250,000 of Series
A. The aggregate purchase price for such Series A was $2,250,000. On September 13, 1994, the Reporting Person purchased 166,667 shares of the Company's Series B Convertible Preferred Stock ("Series B") for $200,000. On September 12, 1995, the Reporting Person purchased 315,767 shares of the Company's Series D Convertible Preferred Stock ("Series D") for $426,286. On February 29, 1996, the Reporting Person purchased 18,519 shares of the Company's Series F Convertible Preferred Stock ("Series F" and, together with Series A, Series B and Series D, the "Preferred Stock"). On June 17, 1996, the Reporting Person purchased an additional 14,815 shares of Series F. The aggregate purchase price for such Series F was $100,000. The aggregate purchase price for the Preferred Stock was funded from capital contributions by the partners of the Reporting Person.

     On August 20, 1997, the Company consummated an initial public offering of 2,500,000 shares of Common Stock (the "Offering"). Concurrently with the closing of the Offering, the shares of Preferred Stock held by the Reporting Company were automatically converted into 736,873 shares of Common Stock, which constitutes approximately 8.1% of the outstanding shares of Common Stock.

Item 4. Purpose of Transaction.

     All of the shares of Common Stock were acquired for investment purposes. The Reporting Person currently does not have any plans or proposals of the type set forth in Paragraphs (a) through (j) of Item 4 of Schedule 13D. Any decision of the Reporting Person either to purchase additional shares of Common Stock or to dispose of any of such shares will take into account various factors, including general economic conditions and money and stock market conditions.

Item 5. Interest in Securities of the Issuer.

     (a) The 736,873 shares of Common Stock beneficially owned by the Reporting Person constitute approximately 8.1% of the outstanding shares of Common Stock (based upon an aggregate of 9,150,480 outstanding shares of Common Stock as of August 20, 1997 and after giving effect to the conversion of the Preferred Stock on August 20, 1997).

     (b) The Reporting Person, by the action of its General Partner, has sole power to vote or to direct the vote of the shares of Common Stock referred to in paragraph (a) above and sole power to dispose of or to direct the disposition of any such shares. As a result, the General Partner may be deemed to beneficially own the shares of Common Stock beneficially owned by the Reporting Person. As a shareholder of the General Partner, the Shareholder may also be deemed to beneficially own the shares of Common Stock beneficially owned by the Reporting Person.

     (c) Except as set forth herein, neither the Reporting Person, the General Partner nor the Shareholder has effected any transaction in shares of Common Stock during the past sixty days.

     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock which are the subject of this report.

     (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Company and the Reporting Person and certain other stockholders (the "Stockholders") are parties to the Amended and Restated Stockholders' Agreement dated December 20, 1996 (the "Stockholders' Agreement"). Pursuant to the terms of the Stockholders' Agreement, the Stockholders are entitled to certain demands and registration rights of the Common Stock, including piggyback registration rights and Form S-3 registration rights. In addition, the Stockholders' Agreement contains provisions for a lock-up period of 180 days after August 15, 1997 during which time there are restrictions on the offer, sale or other disposition of any restricted shares without the prior written consent of Hambrecht & Quist LLC.

     Except for the  Stockholders'  Agreement  referred  to above,  neither  the
Reporting Person, nor (to the best knowledge of the Reporting Person) the General Partner nor the Shareholder, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or the withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     Stockholders' Agreement (incorporated by reference to Exhibit 10.26 to the Company's Registration Statement on Form S-1 (No. 333-30213)).

                                   SIGNATURES


     After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 2, 1997
-----------------
Date


I.S. Partners, L.P.

By:  Eighth Floor Corporation



By: /s/ Kevin S. Moore
   ---------------------------
   Name:   Kevin S. Moore
   Title:  Vice President

                                   SCHEDULE I


     Except where otherwise indicated, the business address of each of the following Ninth Floor, 30 Wall Street, New York, New York 10005.



Name                                        Principal Occupation
----                                        and Name of Business
                                            --------------------

Eighth Floor Corporation,                   General Partner
a privately held  Delaware corporation      I.S. Partners, L.P.

Martin H. Peretz                            The New Republic
                                            Editor-in-Chief



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